SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,068 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,068 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 155,068 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,902,395 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,902,395 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,902,395 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,005,559 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,005,559 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,005,559 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,907,994 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,907,994 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,907,994 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 16 Pages

This Amendment No. 18 (“Amendment No. 18”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on October 5, 2012 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on October 22, 2012 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on February 13, 2013 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D, filed with the SEC on June 25, 2013 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D, filed with the SEC on August 22, 2013 (“Amendment No. 13”), Amendment No. 14 to the Original Schedule 13D, filed with the SEC on September 17, 2013 (“Amendment No. 14”), Amendment No. 15 to the Original Schedule 13D, filed with the SEC on December 17, 2013 (“Amendment No. 15”), Amendment No. 16 to the Original Schedule 13D, filed with the SEC on March 11, 2014 (“Amendment No. 16”), and Amendment No. 17 to the Original Schedule 13D, filed with the SEC on March 21, 2014 (“Amendment No. 17” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and this Amendment No. 18, the “Schedule 13D”) with respect to the Class A common stock, par value $0.10 per share (the “Class A Common Stock”), of The Wet Seal, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 18 have the meanings set forth in the Schedule 13D. This Amendment No. 18 amends Items 3, 4, 5, 6 and 7 as set forth below. This Amendment constitutes an “exit filing” with respect to the Schedule 13D for SPOT and Magnolia.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $11,642,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of CREL, for the shares of Class A Common Stock held directly by it; (ii) available working capital of GEHC, for the shares of Class A Common Stock held directly by it; (iii) available working capital of CSO, for the shares of Class A Common Stock held directly by it; and (iv) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by CREL, CSO and GEHC. Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 16 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 3, 2014, the Reporting Persons entered into a Securities Purchase Agreement with the Issuer (the “SPA”). Pursuant to the SPA, the Reporting Persons have agreed to purchase shares of Class A Common Stock in an aggregate amount of approximately $3 million (the “Private Placement”). In addition, the Reporting Persons will also receive warrants to purchase 450,000 shares of Class A Common Stock, which will be exercisable for five years beginning six months and one day from the date of issuance (the “Warrants”), within three business days. The Reporting Persons also received registration rights pursuant to a registration rights agreement with the Issuer (the “Registration Rights Agreement”). According to the Issuer, the Private Placement is expected to close in the third or fourth quarter of the Issuer’s current fiscal year.

In connection with the SPA, the Reporting Persons entered into a side letter agreement (the “Side Letter”) with the Issuer, pursuant to which the Board has agreed to appoint a designee of the Reporting Persons, Greg Taxin, to the Board effective October 1, 2014, subject to certain conditions, with a term expiring at the next annual meeting of the Issuer’s stockholders. In addition, the Reporting Persons also entered into a letter agreement with the Issuer (the “Letter Agreement”), in which the Reporting Persons made certain representations in connection with the Private Placement and agreed to certain releases.

The foregoing summaries of the SPA, Warrants, Registration Rights Agreement, Side Letter and Letter Agreement (collectively, the “Transactions”) are qualified in their entirety by reference to the full text of the SPA, Warrants, Registration Rights Agreement, Side Letter and Letter Agreement, forms of which are attached as Exhibit 22, 23, 24, 25 and 26, respectively, to this Schedule 13D and are incorporated by reference herein.

The Reporting Persons engaged in the Transactions because they believe that the Issuer’s new Chief Executive Officer, Edmond Thomas, has proven leadership skills and experience with the Issuer and in the apparel retailing sector that together present a compelling opportunity for the creation of shareholder value. The Reporting Persons took note of the fact that under Mr. Thomas’ prior leadership of the Issuer, as CEO from 2007 to 2011, Mr. Thomas helped the Issuer achieve growth in revenue, profitability, cash and stockholder equity. In addition, Mr. Thomas’ efforts in technology (including with eCommerce and social media) during his prior tenure with the Issuer were recognized by leading publications and industry analysts for their innovation and success.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 5,907,994 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock), constituting approximately 7.0% of the Issuer’s currently outstanding Class A Common Stock. The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 84,504,868 shares of Class A Common Stock outstanding as of May 23, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended May 3, 2014 filed with the Securities and Exchange Commission on May 28, 2014.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 16 Pages

(i) SPOT:
(a)	0
	Percentage: 0%
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 0
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 0

(ii) Magnolia:
(a)	0
Percentage: 0%
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 0
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 0

(iii) CREL:
(a)	As of the date hereof, CREL may be deemed the beneficial owner of 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock).
Percentage: Approximately 2.9% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)

(iv) CRO:
(a)	As of the date hereof, CRO may be deemed the beneficial owner of 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock).
Percentage: Approximately 2.9% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,426,190 shares of Class A Common Stock (including options to purchase 110,700 shares of Class A Common Stock)

(v) CSO:
(a)	As of the date hereof, CSO may be deemed the beneficial owner of 155,068 shares of Class A Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 155,068 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 155,068 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 16 Pages

(vi) GEHC:
(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 1,902,395 shares of Class A Common Stock.
Percentage: Approximately 2.3% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,902,395 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,902,395 shares of Class A Common Stock

(vii)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 4,005,559 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock).
Percentage: Approximately 4.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 4,005,559 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 4,005,559 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)

(viii) Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 5,907,994 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock).
Percentage: Approximately 7.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 5,907,994 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 5,907,994 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock)

(b) By virtue of investment management agreements with CSO, its ownership of CRO, and a sub-advisory agreement governing a portion of a mutual fund portfolio (“CASF”) that beneficially owns 1,424,341 shares of Class A Common Stock (including options to purchase 25,000 shares of Class A Common Stock), CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,005,559 shares of Class A Common Stock (including options to purchase 135,700 shares of Class A Common Stock) beneficially owned by CSO, CREL and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI and GEHC have voting power or dispositive power.

(c) The Reporting Persons have not effected any transactions in Class A Common Stock in the last 60 days.

(e) Magnolia ceased to beneficially own any shares of Class A Common Stock on June 20, 2014. SPOT ceased to beneficially own any shares of Class A Common Stock on March 21, 2014.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 16 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Reporting Persons are party to option contracts on an aggregate of 135,700 shares of Class A Common Stock with a $1.00 strike price and an expiration dates of September 20, 2014.

The SPA, Warrants, Registration Rights Agreement, Side Letter and Letter Agreement, copies of which are attached as Exhibit 22, 23, 24, 25 and 26, respectively, to this Schedule 13D, are hereby incorporated by reference herein.

Other than as previously reported in the Schedule 13D, the options described in this Item 6 and the Transactions, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
22	Form of Securities Purchase Agreement
23	Form of Warrants
24	Form of Registration Rights Agreement
25	Form of Side Letter
26	Form of Letter Agreement

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2014

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Relational Opportunity, LLC

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 16 Pages

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

GEH Capital, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall